Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. NRG Energy, Inc.’s Commission File No. 001-15891

The following are excerpts from the audited consolidated financial statements of Xcel Energy Inc. and its subsidiaries for the year ended December 31, 2001 and related management’s discussion and analysis filed by Xcel Energy today on Form 8-K:

Additional Information and Where To Find It

In connection with the proposed exchange offer, Xcel Energy will file a prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy’s related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis, MN 55402, Attn.: Investor Relations, or by telephone at (612) 215-4559.

Forward-Looking Information

The statements herein regarding reduction of cash requirements, the impact of the transaction on earnings, the expectation or estimates of earnings per share and growth rates, future dividends and similar statements of future results identify forward-looking information. Although Xcel Energy believes that its expectations are based on reasonable assumptions, it can give no assurance that the offer, if made, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed or whether the expectations will be realized include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, the actual results of Xcel Energy following completion of the transaction, the ability to dispose of or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters. Some of these conditions are expected to include the receipt of all required regulatory approvals, the tender by shareholders of enough of the publicly held shares so that Xcel Energy will own at least 90 percent of NRG’s common stock, and the absence of an injunction or litigation concerning the exchange offer.

Capital Requirements

      Capital Expenditures and Nonregulated Investments — The estimated cost as of Dec. 31, 2001, of the capital expenditure programs of Xcel Energy and its subsidiaries and other capital requirements for the years 2002, 2003 and 2004 are shown in the table below (Millions of dollars).

	2002	2003	2004

Electric utility	$851	$878	$908
Gas utility	141	107	111
Common utility	128	114	118

Total utility	1,120	1,099	1,137
NRG	1,600	1,500	1,500
Other nonregulated	73	36	37

Total capital expenditures	2,793	2,635	2,674
Sinking funds and debt maturities	682	719	335

Total capital requirements	$3,475	$3,354	$3,009

      NRG expects to invest approximately $1.6 billion in 2002 for nonregulated projects and property, which include acquisitions and project investments. NRG’s future capital requirements may vary significantly. For 2002, NRG’s capital requirements reflect expected acquisitions of existing generation facilities, including FirstEnergy Corp. generating assets and the Conectiv fossil assets. This level of NRG spending for 2002 (and the levels shown in the table above for 2002 through 2004) reflect a lower forecast after announcement of Xcel Energy’s tender offer for NRG shares on Feb. 15, 2002. See further discussion at Note 20 to the Financial Statements.

      * * *

      NRG Financing Capabilities — As part of the independent power producer sector, NRG has recently been experiencing tightening credit standards. As discussed in Note 20 to the Financial Statements, in response to this situation, Xcel Energy is planning to provide NRG with financial support. In addition, NRG is expected to slow its project growth to lessen the need for external financing in the next few years. If the plan is carried out as proposed, we anticipate that NRG’s internally generated cash, available credit and borrowing capabilities will be sufficient to meet its financing needs in addition to Xcel Energy equity support.

      * * *

20.	Subsequent Event — NRG Tender Offer (Unaudited)

      Numerous factors have recently led to significant erosion in the market valuations within the independent power production sector, and resulted in a fundamental shift in market perception that has increased the cost of capital for these companies in 2002. As discussed in Management’s Discussion and Analysis, since December 2001 NRG has experienced tightening credit standards and has been notified by certain credit rating agencies that NRG’s corporate securities have been placed under review for possible downgrade. In response to these developments, Xcel Energy’s board of directors and management has been reviewing their options with respect to NRG’s funding and structure.

      On Feb. 14, 2002, Xcel Energy’s board of directors approved plans to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of NRG, representing an approximately 26 percent minority ownership. In the offer, NRG shareholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock. Based on the Feb. 14, 2002 closing prices of Xcel Energy and NRG common stock, the exchange ratio represents a 15 percent premium. In addition, following completion of the transaction, shareholders would be entitled to Xcel Energy’s current annual dividend of $1.50 per share.

      NRG’s board of directors must review the proposed transaction, consider whether independent financial and legal advisors are necessary, and communicate with NRG’s minority shareholders. In order to meet the conditions of the offer, enough shares will need to be tendered so that Xcel Energy’s ownership level of NRG reaches 90 percent. Based on the number of shares of NRG common stock outstanding on Feb. 14, 2002, this would require the tender of at least 60 percent of the shares of NRG common stock. As this report went to press, it was not known what NRG’s board of directors would recommend, or how many minority shares of NRG would be tendered. Xcel Energy anticipates that the exchange offer will proceed and be completed promptly.

      In addition to the exchange offer, on Feb. 15, 2002, Xcel Energy also announced other plans for NRG in 2002:

•	Infusing $600 million of equity into NRG, including an estimated $400 million from Xcel Energy common stock issuances under existing shelf registrations;

•	Placing approximately $1.9 billion of existing NRG generating assets onto the market for possible sale;

•	Canceling approximately $700 million of planned NRG projects, and deferring about $900 million of other NRG projects;

•	Selling unassigned turbines currently under order by NRG;

•	Reducing NRG’s business development and administrative and general expenses by about $45 million per year in comparison to current levels; and

•	Consolidating NRG’s trading and marketing organizations, and integrating NRG’s power plant management into the Xcel Energy system.

      On Feb. 15, 2002, eight separate civil actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by owners of NRG common stock, against Xcel Energy, NRG, and NRG directors. The complaints contain a number of allegations, but the basic claim is that Xcel proposes to acquire the remaining ownership of NRG for inadequate consideration and without full and complete disclosure of all material information, in breach of defendants’ fiduciary duties. The complaints request the court to enjoin the proposed transaction and, in the event the exchange offer is consummated, to award damages to defendants.

Additional Information and Where to Find It

In connection with the proposed exchange offer, Xcel Energy will file a prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy’s related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis MN 55402, Attn: Investor Relations, or by telephone at (612) 215-4559.